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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PIC ACQUISITION CORPORATION
                                    (Bidder)

                         COMMON STOCK, $1.00 PAR VALUE
                       (Including the associated rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                                ANTON U. PARDINI
                        SCHNITZER STEEL INDUSTRIES, INC.
                             3200 N.W. YEON AVENUE
                             PORTLAND, OREGON 97210
                                 (503) 323-2807

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
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                           CALCULATION OF FILING FEE

 Transaction Valuation*    Amount of Filing Fee*
      $35,404,125                  $7,081

* The transaction valuation assumes the purchase of 4,720,550 shares of Common Stock together with the associated stock rights of Proler International Corp. at $7.50 per share in cash, which is based on the number of shares of Common Stock represented by the Company to be outstanding (4,717,356) and the number of shares of Common Stock issuable under restricted stock awards (3,194) as of September 15, 1996. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

/X/
 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.........  $7,081
Form or Registration No.:.......  Schedule 14D-1
Filing Party:...................  PIC Acquisition
                                  Corporation
Date Filed:.....................  September 20, 1996

CUSIP No. 743396-10-3

                                     14D-1

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1.         Name of reporting person
           SS or I.R.S. Identification No. of above person
           PIC Acquisition Corporation, I.R.S. No.: Applied For

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2.         Check the appropriate box if a member of a group                                    (a) / /
                                                                                               (b) / /

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3.         SEC Use Only

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4.         Sources of Funds
           AF

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5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

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6.         Citizenship or place of organization
           Delaware

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7.         Aggregate amount beneficially owned by each reporting person
           None (0)

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8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

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9.         Percent of class represented by amount in row (7)
           None (0)

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10.        Type of reporting person
           CO

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ITEM 10. ADDITIONAL INFORMATION.

   Item 10(e) is amended by adding the following:

   The information set forth in the Press Release dated October 7, 1996, a copy of which is attached hereto as Exhibit (a)(9), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated September 20, 1996.+

       (2) Letter of Transmittal.+

       (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

       (4) Form of Summary Advertisement, dated September 20, 1996.+

       (5) Form of Notice of Guaranteed Delivery.+

       (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

       (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.+

       (8) Press Release, dated September 16, 1996.+

       (9) Press Release, dated October 7, 1996*

    (b) Credit Agreement dated as of March 27, 1995, among Schnitzer, the syndicate of lenders party thereto and The First National Bank of Chicago, as Agent.+

    (c) (1) Agreement and Plan of Merger, dated September 15, 1996, among the Purchaser, Schnitzer and the Company.+

       (2) Agreement with Depositary.+

       (3) Agreement with Information Agent.+

    (d) Not applicable.+

    (e) Not applicable.+

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.+

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    *   Filed herewith.

    +   Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 7, 1996
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                                                             PIC ACQUISITION CORPORATION

                                                             By:   /s/ ANTON U. PARDINI
                                                                   -----------------------------------------
                                                                   Name:                      Anton U. Pardini
                                                                                     -----------------------------------
                                                                   Title:           Assistant Secretary and General Counsel
                                                                                     -----------------------------------